827711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

02055128

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

SUPPL

With Compliments Fosters Brewing Group

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Thomas Kunkel
Date of last notice	2 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares issued to LTIP Incentive Pty Ltd (trustee of the Foster's Long Term Incentive Plan), to be held on trust on behalf of Edward Thomas Kunkel
Date of change	6 September 2002
No. of securities held prior to change	504,915
Class	Ordinary Shares
Number acquired	160,140
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Pursuant to participation under the Foster's Long Term Incentive Plan
No. of securities held after change	665,055

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares to the Trustee of the Foster's Long Term Incentive Plan on behalf of executives who participated over the period 1 September 1999 to 31 August 2002.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 13 September 2002

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2002

TIME: 11:06:55

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	714,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for all existing Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Pursuant to participation in the Foster's Long Term Incentive Plan the shares were issued to the Trustee at nil consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to the Trustee of the Foster's Long Term Incentive Plan on behalf of executives who participated over the period 1 September 1999 to 31 August 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 September 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,048,516,532	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,990,000 998,310	Unlisted Options Partly Paid Employee Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Foster's Group Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	*If the entity has issued options, and* the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ *Cheque attached*

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant ~~that they~~ are (will be) true and complete.

Sign here: ....Asst........................ Date: 13 September 2002
(~~Director~~/Company secretary)

Print name: JOHN HILL

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2002

TIME: 10:09:06

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Long term incentive plan

LENSWORTH

12 September 2002

Lensworth to Manage North Lakes Development

Lensworth Group Limited (Lensworth), the residential property division of Foster's Group Limited (Foster's), will manage further development of the successful North Lakes master planned community, following an agreement with its Joint Venture partner, Lend Lease Development, to conclude the Joint Venture.

Lensworth is the landowner of the 1000 hectare site on which North Lakes is being built. To date, the development of North Lakes has been managed by Lend Lease Development under a Joint Venture and Development Agreement between Lensworth and Lend Lease Development.

Lensworth has paid Lend Lease $42.5 million as settlement for conclusion of the Joint Venture and has assumed development management responsibilities for North Lakes. The additional investment in the North Lakes project is expected to deliver Lensworth an excellent return over the remaining life of the Project and will be earnings per share (EPS) positive immediately.

Lensworth Managing Director, Mr John O'Grady, said the rationalisation of the two companies' roles in North Lakes was evolutionary given both Lensworth's and Lend Lease's continued growth as master planned community developers in competition with each other.

"North Lakes is an award-winning community that is representative of the 'new breed' of residential communities in Australia, which are sustainable and self sufficient, with an identity and community spirit, which lasts long after the developers have moved on," Mr O'Grady said.

"To date, Queenslanders have embraced the premium quality of North Lakes with more than 1300 housing lots sold.

"As the landowner of North Lakes, and a residential developer of 40 years, Lensworth has the experience and know-how to deliver the North Lakes Project over the next 12 years," Mr O'Grady said.

When completed, North Lakes will comprise around 7,200 home sites. In addition, Westfield has begun construction of a regional shopping centre at North Lakes, and a championship 18-hole golf course is under construction and will be opened for play in late 2002.

LENSWORTH GROUP LIMITED ABN 91 004 061 465

MELBOURNE	BRISBANE	KAWANA WATERS	GLENMORE PARK	WALLARAH PENINSULA
Level 34 385 Bourke Street Melbourne VIC 3000	Level 19 Riverside Centre 123 Eagle Street Brisbane QLD 4000	Cnr Regatta Boulevard and Nicklin Way Wurtulla QLD 4575	2 Cascade Avenue Glenmore Park NSW 2745	136 Pacific Highway Swansea NSW 2281
GPO Box 4965 WW Melbourne VIC 3001	GPO Box 2224 Brisbane QLD 4001	PO Box 20 Wurtulla QLD 4575	Locked Bag 100 Penrith BC NSW 2751	PO Box 204 Swansea NSW 2281
Tel: (03) 9606 1700 Fax: (03) 9606 1717	Tel: (07) 3839 3338 Fax: (07) 3839 4010	Tel: (07) 5491 0100 Fax: (07) 5491 0144	Tel: (02) 4733 2111 Fax: (02) 4733 8333	Tel: (02) 4972 2029 Fax: (02) 4972 2028

Lensworth Group, with more than 40 years experience in urban property development, is one of Australia's pre-eminent residential developers. Lensworth is currently developing communities at Kawana Waters, Bellvista and now North Lakes in Queensland, Glenmore Park and Wallarah Peninsula in New South Wales and Craigieburn in Victoria. It is estimated that these communities will be home to more than 100,000 people over the next 20 years.

Further information:

Media

Nicole Devlin
+613 9633 2261
0418 202 375

Investor Relations

Michael Roberts
+613 9633 2773

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE:	12/09/2002
TIME:	08:38:08
TO:	FOSTER'S GROUP LIMITED
FAX NO:	03-9645-7226
FROM:	AUSTRALIAN STOCK EXCHANGE LIMITED COMPANY ANNOUNCEMENTS OFFICE
PAGES:	1
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

LLC Agreement with Lensworth to Conclude North Lakes JV

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/09/2002

TIME: 08:38:10

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Lensworth to Manage North Lakes Development